SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

USA Detergents, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

902938109
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C.
Continental Grand Plaza #411, 300 N. Continental Blvd.
El Segundo, California 90245
Tel: (310) 563-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

February 20, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Nfotes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,033,100

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,033,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,033,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,033,100

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,033,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,033,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,033,100

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,033,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,033,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of USA Detergents, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1735 Jersey Avenue, North Brunswick, NJ 08902.

ITEM 2.  Identity and Background

         (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         Chap-Cap, Chapman Capital and Robert L. Chapman, Jr.'s business address is Continental Grand Plaza, 4th Floor, 300 N. Continental Blvd., El Segundo,
California 90245.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,844,495.00

ITEM 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Robert L. Chapman Jr. has spoken extensively with management of the Issuer regarding his seeking to influence its management with respect to business strategies, joint ventures (including the recently announced ARMUS
LLC venture with Church & Dwight Co., Inc.), recapitalizations, a full sale of the company, sales of assets (including the 650,000 sq. ft. distribution center currently in escrow), negotiated or open-market stock repurchases or other extraordinary corporate transactions.

         On July 26, 2000, Mr. Chapman initiated discussions with the Issuer's Chief Executive Officer, Mr. Uri Evan, regarding an individual selected by Chapman Capital L.L.C. taking a seat on the Board of Directors of the Issuer. Since that time, Mr. Chapman has engaged in numerous conversations with Mr. Evan to further this goal, including an October 16, 2000 meeting between Mr. Chapman and Mr. Evan at the Pierre Hotel in New York City. Most recently, Mr. Chapman sent to Mr. Evan a letter dated February 20, 2001 and attached as Exhibit B, in which Chapman Capital L.L.C. proposes the addition of Mr. Donald L. Richey as a new director of the board of the Issuer.

         The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer

         (a) Together, the Reporting Persons beneficially own a total of 1,033,100 shares of Common Stock constituting 7.3% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                    Approximate Price
                                                    per Share
                            Amount of              (inclusive of
Date          Security    Shares Bought            commissions)
----          --------    -------------            ------------------
12/27/00      Common            20,000                  $2.28
12/27/00      Common            10,000                  $2.31
12/27/00      Common            15,000                  $2.28
12/27/00      Common            20,000                  $2.27
12/29/00      Common            26,600                  $2.25
12/29/00      Common             5,000                  $2.25

                                                      Approximate Price
                                                      per Share
                              Amount of               (inclusive of
Date          Security      Shares Sold               commissions)
----          --------      -----------               ------------------
01/29/01      Common            10,000                  $4.01
01/30/01      Common            10,000                  $4.12
01/30/01      Common            27,000                  $4.22
01/31/01      Common            30,000                  $4.34

         The above transactions were effected by the Reporting Persons on NASDAQ.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit B - Letter from Chapman Capital L.L.C. to Mr. Uri Evan dated February 20, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 20, 2001


                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member



                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                     Robert L. Chapman, Jr.

Exhibit B

Continental Grand Plaza, 4th Floor 300 N. Continental Blvd.
El Segundo, CA 90245 (310) 563-6900

                                   LETTERHEAD



Robert L. Chapman, Jr.
Managing Member




                                                              February 20, 2001




Mr. Uri Evan
Chairman & CEO
USA Detergents, Inc.
1735 Jersey Avenue
North Brunswick, NJ  08902

Dear Mr. Evan,

     As disclosed in the original Schedule 13D filed by Chap-Cap Partners, L.P. (hereinafter, "Chap-Cap") on July 27, 2000, I "initiated discussions with [you] regarding a representative of Chapman Capital L.L.C. taking a seat on the Board of Directors" of USA Detergents, Inc. (hereinafter, "USAD") on July 26, 2000. This proposition was disclosed to the public given Chap-Cap's ownership of over 775,000 shares, or 5.6%, of the company's outstanding common equity at the time of that filing. As one of the largest owners of your formerly-distressed company, Chap-Cap sought to ensure that such a troubled state did not return while Chapman Capital oversaw its investment. In my view, corporate governance has gone lacking at USAD for some time, exhibited most recently by the effective sale to Church & Dwight Co., Inc. of over one million shares of USAD for $7.00 per share by then-director Frederick R. Adler; moreover, the fact that no other USAD shareholder was even alerted, permitted or invited to sell their shares to Church & Dwight at a 100% premium (to USAD's share price following the disclosure) has elevated Chapman Capital's anxiety over fair treatment of USAD's public shareholders in the future.

     Since our conversation of July 26, 2000 mentioned above, you and I have spoken about this subject on numerous occasions. However, no action to date has been taken to Chapman Capital's satisfaction. I became acutely disconcerted by your apparent prevarication in falsely claiming on August 8, 2000 to have discussed Chapman Capital's request for Board representation with fellow Board members Richard Mandell and Christopher Illick. Neither of these gentlemen, upon being contacted by me on August 15, 2000, professed any knowledge of your supposed discussions nor the mere existence of Chap-Cap's existence (much less 13D filing). Making matters worse, your last-minute cancellation of our meeting scheduled for August 26, 2000 in New York City exacerbated my deteriorating views of USA Detergent's corporate governance under your board chairmanship and executive leadership.

     These escalating concerns led to our long-overdue meeting in the Pierre Hotel in New York City on October 16, 2000. During that meeting, you assured me that you were not opposed to placing on USA Detergent's Board of Directors at least one member of Chapman Capital's choosing. At this meeting, you claimed that the only issue was one of timing, with your preference that any new Board appointment occur after the ARMUS joint venture with Church & Dwight Co., Inc. had become legally effective at year end. During our December 4 and December 7, 2000 conversations, you reiterated your intent to work with the existing Board of Directors to add a new director selected by Chapman Capital in early 2001. I also made it clear during our December 20, 2000 conversation that Mr. Theodore Baum's addition to the Board, which oddly had not been announced publicly and was unknown to virtually every large USAD shareholder with whom we communicate, did not satisfy the need for our representative's addition given Mr. Baum's personal relationship with you and former Director and privileged stock-seller Frederick Adler.

     Since our discussions of last year, several developments have made the addition of Chapman Capital's selection of a representative to the Board even more relevant and imperative. Firstly, Chap-Cap has increased its ownership to over 1 million shares, or over 7% of the company's outstanding common equity, making it the company's largest non-strategic shareholder. Secondly, the ARMUS venture went effective as of January 1, 2001, fulfilling your requirement that this occur before adding our representative to the Board. Finally, earlier this month you stated that you were awaiting the identity of Chapman Capital's nominee to the Board and would act upon such nomination immediately upon its receipt.

     The combination of these three preceding items left you with few remaining pretexts for delaying this long-overdue improvement to USA Detergents' deficient corporate governance. Thus, I am hereby nominating, for your and the remaining Board of Directors' review, Mr. Donald L. Richey as the new member of the Board. As you will see upon examining the attached resume, Mr. Richey's 35 years of professional experience include extensive and high-level executive roles in the retail sector, adding to the Board's collective knowledge base of how best to deal with the retailers to whom USA Detergents sells its detergents and other household products. Mr. Richey also possesses a long track record for maximizing the value of his employers' shares, including the recent high-premium $100 million sale of House of Fabrics, Inc. to Fabric Centers of America, Inc. As you are well aware, for some time I have been pushing for a full sale of USA Detergents to Church & Dwight, making Mr. Richey's successful track record in obtaining the highest sale price for his shareholders a key factor in his selection by Chapman Capital L.L.C. Given Mr. Adler's unique opportunity to sell his position several months ago at $7 per share, I would expect no less for the non-privileged shareholders should a full sale to Church & Dwight occur sometime this year.

     I am extremely confident that upon meeting Mr. Richey you will agree with my glowing assessment of his ability to add great value to USA Detergents' Board and thus its entire shareholder base. Please contact me upon receipt of this letter to discuss the timetable under which you and the other members of the Board will evaluate Mr. Richey's nomination. As always, I am available seven days a week, 24 hours a day, to assist you in any way on this or any other matter that will increase the value of our investment in USA Detergents, Inc.

                                                         Very truly yours,
                                                         Signature
                                                         Robert L. Chapman, Jr.

Enclosure:     Resume of Donald L. Richey

                                DONALD LEE RICHEY

                               102 Beaver Dam Road
                               Fairhope, AL 36532
                                  334/990-3638
                               334/990-4164 (Fax)
                                DLRichey@aol.com


QUALIFICATIONS


A  Senior   Retail   Executive   with   proven   leadership   skills  and  sound
decision-making   capabilities.   Recognized   strengths   include   operations,
merchandising, marketing, and real estate.


BUSINESS EXPERIENCE

              House of Fabrics, Inc., Sherman Oaks, CA (1997-1998)


A $240 million publicly held fabric/craft chain with 261 stores in 28 states.

PRESIDENT/CEO - DIRECTOR


Brought in by Board of Directors one year after House of Fabrics, Inc., exited bankruptcy to turn company around and move toward a successful stand-alone business or to sell to strategic buyer. Restructured company and sold to Fabric-Centers of America, Inc., in 12 months for $100 million.

             Fabri-Centers of America, Inc., Hudson, OH (1994-1995)


An $800 million publicly held fabric/craft chain with 950 stores in 48 states.

EXECUTIVE VICE PRESIDENT/COO - EXECUTIVE COMMITTEE


Accountable for P&L results and all areas of management for 950 stores. Responsible for all real estate transactions, design and fixturing of stores.

o Supervised 13 direct reports including Vice President of Stores, all Regional Managers, Senior Vice Presidents of Real Estate, Construction, Leased Departments, and In-Store Merchandising.
o    Organized and directed the physical and cultural  integration of 340
     Cloth World and 650 Fabri-Center stores, and closed 50 conflicting locations.
o Initiated realignment of field organization to take best advantage of the economics of the merger.
o Planned and mobilized the retrofit and fixturing of 300 Cloth World stores with new designs at substantial savings.
o Secured numerous rent reductions by renegotiating leases and moving and closing stores.

                  Cloth World, Inc., St. Louis, MO (1990-1994)


A 340-store retail fabric chain with sales of over $212 million and a member of Brown Group, a publicly held $1.6 billion importer, retailer and wholesaler of footwear.

PRESIDENT - EXECUTIVE COMMITTEE, BROWN GROUP

Accountable for P&L and all areas of management including budgets, sales, margins, expense and inventory control, distribution, and all real estate transactions. Reported to Chairman and CEO of Brown Group.

o Drove sales and increased profits during an industry-wide slowdown by streamlining merchandising, developing a promotional merchandise area, and expanding home decorating and crafts.
o    Participated in negotiations with Fabri-Centers for sale of Cloth World.



o Reduced rents by over $1.5 million by establishing an in-house real estate department and renegotiating leases and closing or moving
        150 stores.
o Overhauled direct mail and marketing programs adding income producing co-op mailers and lowering advertising percent by 1.5 points.
o Kept per store inventory lowest in the industry by careful budgeting and creative use of P.O.S. systems.
o Implemented a creative store manager incentive program making them enthusiastic participants in their store's sales and profits.
o Created the company's first cut order home decorating program producing additional sales with minimal inventory investment.

                  Hancock Fabrics, Inc., Tupelo, MS (1966-1990)

A publicly traded national retail/wholesale company with over 400 stores nationwide and $380 million in sales. Hancock was a subsidiary of Lucky Stores (sales $10 billion) from 1972-1987.

EXECUTIVE VICE PRESIDENT, COO, AND MERCHANDISE MANAGER

o Served on Board of Directors and Executive Committee (1987-1990). o Responsible for P&L management for all stores, merchandising, marketing, and buying.
o Drove continual increase in sales and profits by more than doubling the number of stores and maintaining strict margin standards and tight expense controls.
o Actively involved in the acquisition and merger of 100 Minnesota fabric stores with sales of $100 million, and participated directly in Lucky's spin-off of Hancock as a public company.

VICE PRESIDENT-OPERATIONS (1972-1980)

o        Responsible for total P&L and management of one-half of company stores.
o Created first operations function, direct mail program, and introduced a company-wide management training program.
o Conceived and directed the company's first P.O.S. system, overhauled and streamlined existing inventory systems, and directed new store layout and design.

DISTRICT MANAGER (1970-1972)

o Returned district to profitability, opened new stores, and established strong management organization.

Prior to 1970 - Opened new stores, established new markets, and worked with independent owners.


EDUCATION

          BS, Business Management, Mississippi State University (1965)


CURRENT BOARD ACTIVITIES

             Board of Directors, Creative Textiles, Princeton, NJ (Private)

                  Board of Directors, Global OutReach (Charity)

                       Board of Director, Buster Brown Apparel
        Sold Operation, Remained as President to liquidate remainder assets

                                     President - Donald L. Richey Co., Inc.